Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 18 DATED AUGUST 4, 2021 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 7, 2021

This Supplement is part of the offering circular dated May 7, 2021, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	our monthly adapted net asset value (“NAV”) per Investor Share as of August 1, 2021;

2.	our historical share pricing information;

3.	the status of our Redemption Plan;*

4.	our distributions;

5.	asset acquisition; and

6.	asset update.

* if applicable

Monthly Pricing Supplement

As of August 1, 2021, our NAV per Investor Share is $0.96. This NAV per Investor Share shall be effective until updated by Concreit on or about September 1, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Real Estate Investments which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Real Estate Investments. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Real Estate Investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.96 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about September 1, 2021, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month since May 1, 2020.

Date	NAV per Investor Share

August 1, 2021	$0.96
July 1, 2021	$0.96
June 1, 2021	$0.96
May 1, 2021	$0.96
April 1, 2021	$0.96
March 1, 2021	$0.96
February 1, 2021	$0.96
January 1, 2021	$0.96
December 1, 2020	$0.96
November 1, 2020	$0.96
October 1, 2020	$0.96
September 1, 2020	$0.96
August 1, 2020	$0.95
July 1, 2020	$0.96
June 1, 2020	$0.91
May 1, 2020	$0.84

Investor Share Redemption Plan Status

During July 2021, we received $41,861 in new redemption requests and processed $49,535, accounting for 51,599.0400 Investor Shares. As of the date of this Supplement we have $5,522 to be processed.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield[1]

07/31/2021 – 08/06/2021	$0.00014583333333	07/28/2021	08/06/2021	5.25%
08/07/2021 – 08/13/2021	$0.00014583333333	07/28/2021	08/13/2021	5.25%
08/14/2021 – 08/20/2021	$0.00014583333333	07/28/2021	08/20/2021	5.25%
08/21/2021 – 08/27/2021	$0.00014583333333	07/28/2021	08/27/2021	5.25%
08/28/2021 – 09/03/2021	$0.00014583333333	07/28/2021	09/03/2021	5.25%

[1]	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Asset Acquisitions

Acquisition of First Lien Loan

During July, 2021, Concreit (the “Purchaser”) acquired a secured, first lien loan with an original principal amount of $536,250 (the “Loan”) from Kirkland Income Fund I, LLC, a Washington Limited Liability Company (the “Seller”).

The Loan was purchased for the Unpaid Principal Balance of $536,250, and the maturity date of the Loan is January 1, 2022. Upon the maturity date, the unpaid principal balance and accrued interest are due and payable to Purchaser on such date. The Loan bears an interest rate of 12% per annum. However, in accordance with that certain asset management agreement entered into between Purchaser and the manager of the Seller (the “Asset Manager”), Concreit will pay to the Asset Manager an administration fee in the amount equal to 3%, which results in an effective interest rate of 9%.

In connection with the Loan, our Manager will be entitled to an acquisition fee in the amount of $1,675.78.

Concreit’s investment advisory committee (the “IAC”) suggested, reviewed, and approved this transaction prior to its consummation.

Asset Updates

Disposition of First Lien Loan

As disclosed in Supplement 17, Concreit acquired a secured, first lien loan with an original principal amount of $479,500. During July 2021, the loan was paid off in full. Concreit received the unpaid principal balance of $479,500 plus remaining accrued interest.

In connection with the disposition of the loan, our Manager has waived all fees and compensation.

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